UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 1, 2017

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐             No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium N.V. (the “Company”), dated February 1, 2017, announcing a proposed private offering by the Company of U.S. dollar denominated senior unsecured notes (the “Offering”).

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated February 1, 2017, announcing the commencement of a cash tender offer by Wise Metals Group LLC to purchase any and all of the Wise Metals Group LLC and Wise Alloys Finance Corporation 8.75% Senior Secured Notes due 2018 (the “Wise Senior Secured Noted”) and the issuance of a conditional redemption notice with respect to all of the outstanding Wise Senior Secured Notes.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated February 2, 2017, announcing the pricing of the Offering.

The information contained in this Form 6-K and its exhibits is not incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium N.V. with the Securities and Exchange Commission, unless expressly referenced therein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Constellium N.V. on February 1, 2017.

99.2	Press Release issued by Constellium N.V. on February 1, 2017.

99.3	Press Release issued by Constellium N.V. on February 2, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

February 2, 2017	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Executive Vice President and Chief Financial Officer